UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date: June 14, 2023

Commission File Number: 001-37835

Indivior PLC

10710 Midlothian Turnpike, Suite 125

North Chesterfield, Virginia 23235

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Announcement sent to the London Stock Exchange on June 14, 2023, titled “Holding(s) in Company”.

99.2	Announcement sent to the London Stock Exchange on June 14, 2023, titled “Holding(s) in Company”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indivior PLC

Date: June 14, 2023	/s/ Kathryn Hudson
Name: Kathryn Hudson
Title: Company Secretary